                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

           -----------------------------------------------------------

                                   FORM 11-K
                    REPORT FOR THE TWELVE-MONTH PERIOD ENDED
                               DECEMBER 31, 1996

           -----------------------------------------------------------

For the twelve-month period ended December 31, 1996.
Commission file number: 1-4188

A. Full title of the plan and the address of the plan, if different from that of the issuer named below.


      RUBBERMAID RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      Rubbermaid Incorporated
      1147 Akron Road
      Wooster, Ohio  44691-6000

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          RUBBERMAID RETIREMENT PLAN


Dated: June 23, 1997                      /s/ William R. Connor
                                          -------------------------------
                                          William R. Connor

[KPMG PEAT MARWICK LLP LOGO]
1500 National City Center
1900 East Ninth Street
Cleveland, OH 44114-3495

                         INDEPENDENT AUDITORS' CONSENT
                         -----------------------------


The Board of Directors
Rubbermaid Incorporated:

We consent to incorporation by reference in the registration statement (No. 33-61817) on Form S-8 of Rubbermaid Incorporated of our report dated June 13, 1997, relating to the statements of assets available for benefits of Rubbermaid Retirement Plan as of December 31, 1996 and 1995, and the related statement of changes in assets available for benefits for the year ended December 31, 1996, which report appears in the December 31, 1996 annual report on Form 11-K of Rubbermaid Incorporated.


KPMG Peat Marwick LLP


/s/ KPMG Peat Marwick LLP

Cleveland, Ohio
June 19, 1997

[KPMG LOGO]
The Global Leader

RUBBERMAID RETIREMENT PLAN

Financial Statements and Schedules

December 31, 1996 and 1995


(With Independent Auditors' Report Thereon)

                           RUBBERMAID RETIREMENT PLAN


                                Table of Contents
                                -----------------



Independent Auditors' Report

Financial Statements:

    Statements of Assets Available for Benefits, with Fund Information -
       December 31, 1996 and 1995

    Statement of Changes in Assets Available for Benefits, with Fund
       Information - Year ended December 31, 1996

    Notes to Financial Statements


Schedules:                                                                              Schedule
                                                                                        ---------
    Line 27(a) - Schedule of Assets Held for Investment Purposes (at end
       of Plan year) - December 31, 1996                                                    1

    Line 27(d) - Schedule of Reportable Transactions -
       Year ended December 31, 1996                                                         2



NOTE: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is nothing to report.

[KPMG LOGO]  PEAT MARWICK LLP

             1500 National City Center
             1900 East Ninth Street
             Cleveland, OH  44114-3495


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

Plan Administrator of
Rubbermaid Retirement Plan:

We have audited the accompanying statements of assets available for benefits of the Rubbermaid Retirement Plan (Plan) as of December 31, 1996 and 1995, and the related statement of changes in assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP
Cleveland, Ohio
June 13, 1997

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



                           RUBBERMAID RETIREMENT PLAN

        Statement of Assets Available for Benefits, with Fund Information

                                December 31, 1996



                                                                                Participant-Directed
                                                      --------------------------------------------------------------------
                                                                                                                 Spartan
                                                          Equity    Fixed           Stable                     U.S. Equity
                                                          Index     Income          Value          Stock          Index
                                                          Fund       Fund           Fund           Fund           Fund
                                                          ------    ------          ------         -----       -----------
Assets
  Investments, at fair value
    Investments in registered investment
      companies                                       $    -          -            -                -          53,449,132
    Plan interest in investments of the
      Rubbermaid Master Trust                              -          -           205,516,576       -           -
    Participant loans receivable                           -          -            -                -           -
                                                       --------   --------        -----------   --------       ----------
              Total investments                            -          -           205,516,576       -          53,449,132

  Receivables
    Employer contribution                                  -          -            -                -           -
    Participant contributions                              -          -            -                -           -
                                                       --------   --------        -----------   --------       ----------

              Assets available for benefits           $    -          -           205,516,576       -          53,449,132
                                                       ========   ========        ===========   ========       ==========


See accompanying notes to financial statements.



                                          Participant-Directed
------------------------------------------------------------------------------------------------------
                                          Small       Diversified
                                          Cap            Inter-    Rubbermaid
  Puritan      Magellan                   Stock        national       Stock         Loan                         Combined
    Fund         Fund       Contrafund     Fund          Fund         Fund          Fund          Other           Funds
-----------    --------     ----------    -----      ------------  ----------   ---------       -------          --------


   70,897      103,759       104,393      37,015      49,467      3,452,621      -              -              57,267,284

     -          -             -            -           -           -             -              -             205,516,576
     -          -             -            -           -           -            7,600,314       -               7,600,314
   ------      -------       -------      ------      ------      ---------     ---------      ---------     ------------
   70,897      103,759       104,393      37,015      49,467      3,452,621     7,600,314       -             270,384,174

     -          -             -            -           -           -             -             5,700,097        5,700,097
     -          -             -            -           -           -              -            2,468,839        2,468,839
   ------      -------       -------      ------      ------      ---------     ---------      ---------      -----------
   70,897      103,759       104,393      37,015      49,467      3,452,621     7,600,314      8,168,936      278,553,110
   ======      =======       =======      ======      ======      =========     =========      =========      ===========


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



                           RUBBERMAID RETIREMENT PLAN

        Statement of Assets Available for Benefits, with Fund Information

                                December 31, 1995



                                                             Participant-Directed
                                 -------------------------------------------------------------------------
                                     Equity      Fixed          Stable
                                     Index       Income         Value        Stock       Loan                   Combined
                                      Fund        Fund          Fund         Fund        Fund        Other        Funds
                                  ----------   ---------       --------     ------      -------      -------    ---------
Assets
  Investments, at fair value
    Investments in registered
    investment companies         $        --          --            --          --          --          --            --
  Plan interest in investments
    of the Rubbermaid
    Master Trust                  37,653,748   9,534,339   198,909,755   4,535,165          --          --   250,633,007
  Participant loans receivable            --          --            --          --   7,224,914          --     7,224,914
                                 -----------   ---------   -----------   ---------   ---------   ---------   -----------

         Total investments        37,653,748   9,534,339   198,909,755   4,535,165   7,224,914          --   257,857,921

Receivables
  Employer contribution                   --          --            --          --          --   4,977,879     4,977,879
  Participant contributions               --          --            --          --          --   1,751,238     1,751,238
                                 -----------   ---------   -----------   ---------   ---------   ---------   -----------

         Assets available
           for benefits          $37,653,748   9,534,339   198,909,755   4,535,165   7,224,914   6,729,117   264,587,038
                                 ===========   =========   ===========   =========   =========   =========   ===========

See accompanying notes to financial statements.

                           RUBBERMAID RETIREMENT PLAN

  Statement of Changes in Assets Available for Benefits, with Fund Information

                          Year ended December 31, 1996


                                                                             Participant-Directed
                                               ---------------------------------------------------------------------------


                                                   Equity         Fixed            Stable                     Spartan U.S.
                                                   Index          Income           Value           Stock      Equity Index
                                                    Fund           Fund             Fund           Fund            Fund
                                                 -----------    ----------     -------------    ----------   -------------
Additions to assets attributed to
  Net appreciation (depreciation) in
    fair value of investments                  $   6,873,555      (358,159)         (947,966)     (231,770)     2,277,869
  Dividends                                            -           569,068        13,558,893        66,154        529,324
  Interest                                            36,713        15,830            32,092         9,106        (30,856)
  Loan repayments                                    420,643       132,827         2,894,170        10,629           -
                                                 -----------    ----------     -------------    ----------   ------------
                                                   7,330,911       359,566        15,537,189      (145,881)     2,776,337

  Contributions
    Employer contribution                          1,361,471       452,251         4,032,065        28,085           -
    Participant contributions                      1,560,590       489,600         3,854,925       109,071        198,285
                                                 -----------    ----------     -------------    ----------   ------------

                                                   2,922,061       941,851         7,886,990       137,156        198,285
                                                 -----------    ----------     -------------    ----------   ------------

              Total additions                     10,252,972     1,301,417        23,424,179        (8,725)     2,974,622
                                                 -----------    ----------     -------------    ----------   ------------

Deductions from assets attributed to
  Benefits paid to participants                    4,026,299     1,029,311        17,204,826       493,357          -
  Loan disbursements                                 684,482       267,123         2,408,750        60,074          -
  Miscellaneous                                      130,085        64,658           406,623        (1,235)         -
                                                 -----------    ----------     -------------    ----------   ------------

              Total deductions                     4,840,866     1,361,092        20,020,199       552,196          -
                                                 -----------    ----------     -------------    ----------   ------------

              Net increase (decrease)
               prior to transfers                  5,412,106       (59,675)        3,403,980      (560,921)     2,974,622

Net transfers (to) from Rubbermaid
  Retirement Plan for Collectively
  Bargained Associates                               141,639         6,844           513,628       (21,980)          -
Transfer to Fidelity Management
  Trust Company (from) the
  Rubbermaid Master Trust                        (50,442,896)         -               -         (3,509,156)    50,474,510
Interfund transfers                                7,235,403    (9,481,508)        2,689,213      (443,108)          -
                                                 -----------    ----------     -------------    ----------   ------------

              Net increase (decrease)            (37,653,748)   (9,534,339)        6,606,821    (4,535,165)    53,449,132

Assets available for benefits
   Beginning of year                              37,653,748     9,534,339       198,909,755     4,535,165           -
                                                 -----------    ----------     -------------    ----------   ------------

  End of year                                  $      -               -          205,516,576       -           53,449,132
                                                 ===========    ==========     =============    ==========   ============

See accompanying notes to financial statements.




                                          Participant-Directed
-------------------------------------------------------------------------------------------------------
                                          Diver-
                                  Small   sified
                                   Cap     Inter-  Rubbermaid
Puritan    Magellan               Stock  national    Stock         Loan                      Combined
 Fund        Fund   Contrafund    Fund     Fund      Fund          Fund          Other         Funds
-------    -------  ----------   ------   ------   ----------    ----------    ---------   -----------
   (214)       179     (1,899)    1,147       41      (49,617)           --           --     7,563,166
    544        466      3,430        --      963           --            --           --    14,728,842
     --         --         --        --       --       (2,502)      621,093           --       681,476
     --         --         --        --       --           --    (3,458,269)          --            --

-------    -------   --------    ------   ------   ----------    ----------    ---------   -----------
    330        645      1,531     1,147    1,004      (52,119)   (2,837,176)          --    22,973,484


     --         --         --        --       --           --            --      722,218     6,596,090
 70,567    103,114    102,862    35,868   48,463       27,198            --      717,601     7,318,144
-------    -------   --------    ------   ------   ----------    ----------    ---------   -----------

 70,567    103,114    102,862    35,868   48,463       27,198            --    1,439,819    13,914,234
-------    -------   --------    ------   ------   ----------    ----------    ---------   -----------

 70,897    103,759    104,393    37,015   49,467      (24,921)   (2,837,176)   1,439,819    36,887,718
-------    -------   --------    ------   ------   ----------    ----------    ---------   -----------


     --         --         --        --       --           --            --           --    22,753,793
     --         --         --        --       --           --    (3,420,429)          --            --
     --         --         --        --       --           --       207,853           --       807,984
-------    -------   --------    ------   ------   ----------    ----------    ---------   -----------
     --         --         --        --       --           --    (3,212,576)          --    23,561,777
-------    -------   --------    ------   ------   ----------    ----------    ---------   -----------

 70,897    103,759    104,393    37,015   49,467      (24,921)      375,400    1,439,819    13,325,941


     --         --         --        --       --           --            --           --       640,131

     --         --         --        --       --    3,477,542            --           --            --
-------    -------   --------    ------   ------   ----------    ----------    ---------   -----------

 70,897    103,759    104,393    37,015   49,467    3,452,621       375,400    1,439,819    13,966,072


     --         --         --        --       --           --     7,224,914    6,729,117   264,587,038
-------    -------   --------    ------   ------   ----------    ----------    ---------   -----------
 70,897    103,759    104,393    37,015   49,467    3,452,621     7,600,314    8,168,936   278,553,110
=======    =======   ========    ======   ======   ==========    ==========    =========   ===========

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                     --------------------------------------

                           RUBBERMAID RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1996 and 1995



(1)    Description of the Plan
       -----------------------

       The following brief description of the Rubbermaid Retirement Plan (Plan), formerly known as the Rubbermaid Incorporated Associates' Profit Sharing Retirement Plan, is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

       (a)    General
              -------

              The Plan is a defined contribution profit sharing plan with a 401(k) feature covering salaried and non-bargaining hourly associates, as defined by the Plan, of Rubbermaid Incorporated and Affiliated Companies that adopt the Plan (Company). Participation in the Plan begins on January 1 coincident with or following an associate's date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    Employer Contributions
              ----------------------

              For Plan years beginning on or after January 1, 1995, but prior to January 1, 1997 (see note 7), as defined in the Plan agreement, depending upon the location the participant is employed, the participant will receive Company contributions equal to either the 5 Percent or the 7 Percent Contribution Formula. The major provisions of each contribution are described below:

               - 5 Percent Contribution Formula - For those participants employed at locations listed in Section B of Schedule I to the Plan, the Company contributes to the Plan a minimum of 3 percent of the aggregate eligible compensation plus an additional amount (not to exceed 2.5 percent based on the level of return on net assets (RONA) that is achieved by the Company for the Plan year) of the aggregate eligible compensation. Such contribution is then allocated to eligible participants based on units credited during the Plan year (one unit is credited for each full $100 of compensation, one additional unit is credited for each $100 of compensation in excess of the Social Security taxable wage base, and one unit is credited for each full year of service). A participant must be employed by the Company at the end of the Plan year and complete at least 1,000 hours during the Plan year in order to be eligible to receive a Company contribution, subject to limited exceptions.

               - 7 Percent Contribution Formula - For those participants employed at locations listed in Section A of Schedule I to the Plan, the Company contributes to the Plan a minimum of 3 percent of the aggregate eligible compensation plus an additional amount (not to exceed 4.7 percent based on the level of return on net assets (RONA) that is achieved by the Company for the Plan year) of the aggregate eligible compensation. Such contribution is then allocated to non-highly compensated eligible participants based on units credited during the Plan year (one unit is credited for each full $100 of compensation, and one unit

                           RUBBERMAID RETIREMENT PLAN

                          Notes to Financial Statements



                  is credited for each full year of service). Highly compensated eligible participants receive an amount equal to 5 percent of compensation plus 5 percent of compensation in excess of the Social Security taxable wage base for the Plan year. A participant must be employed by the Company at the end of the Plan year and complete at least 1,000 hours during the Plan year in order to be eligible to receive a Company contribution, subject to limited exceptions.

       (c)    Employee Salary Deferral Contributions
              --------------------------------------

              Effective January 1, 1995, a 401(k) salary deferral feature was added to the Plan, allowing participants to make pretax salary deferrals of base compensation or wages and bonus compensation paid through the improvement sharing plan.

       (d)    Participant Accounts
              --------------------

              Separate accounts are maintained for each participant. Contributions are invested, as instructed by the participants, in one or more of the available investment funds. Each participant's account is credited with contributions, if any, and earnings.

       (e)    Vesting
              -------

              Participants are 100 percent vested in the portion of their accounts attributable to 401(k) contributions (plus earnings). Vesting in the remainder of their accounts is based upon a seven-year graduated vesting schedule. A participant becomes 100 percent vested after completing seven years of vesting service. Upon death, disability, or attainment of age 65, participants become 100 percent vested.

       (f)    Investments
              -----------

              All investments are participant-directed, and the participants may elect to invest their account in the Plan in one or more of the eight investment funds held by the Plan. Currently, the available investment funds include: (a) Stable Value Fund, comprised primarily of guaranteed principal and interest contracts with major financial institutions and insurance companies; (b) Spartan U.S. Equity Index Fund, which invests primarily in the 500 companies that comprise the Standard & Poor's 500 and in other securities that are based on the value of the index; (c) Puritan Fund, which invests in a broadly diversified portfolio of high-yielding equity and debt securities; (d) Magellan Fund, which invests primarily in equity securities of domestic, foreign, and multinational issuers of all sizes that offer potential for growth; (e) Contrafund, which invests mainly in equity securities of companies that are undervalued or out-of-favor; (f) Small Cap Stock Fund, which invests mainly in equity securities of companies with small market capitalizations that are determined to be undervalued compared to others in their industries; (g) Diversified International Fund, which invests mainly in foreign equity securities that are determined to be undervalued compared to others in their industries and countries; and (h) Rubbermaid Stock Fund, which invests in common stock of Rubbermaid Incorporated.

                                                                     (Continued)

                           RUBBERMAID RETIREMENT PLAN

                          Notes to Financial Statements


              For investment purposes only, the assets held in the Stable Value Fund are commingled with those of another Rubbermaid Incorporated retirement plan which has a similar fund. Such Stable Value Fund is held under the Rubbermaid Master Trust (Master Trust), with National City Bank as the trustee.

              All other investment funds are held under the Rubbermaid Retirement Plan Trust, with Fidelity Management Trust Company as the trustee.

       (g)    Payment of Benefits
              -------------------

              A participant is eligible to receive a distribution upon the earlier of termination of employment or attainment of age 65, either in a lump-sum cash payment equal to the value of his or her vested account, or periodic payments in such amounts as elected by the participant (subject to provisions of the Plan). The amount paid shall not exceed the participant's vested interest.

       (h)    Participant Loans
              -----------------

              Effective January 1, 1995, loans of up to 50 percent of the vested portion of the participant's individual account may be obtained for qualified participants. The maximum loan permissible is generally the lesser of $50,000 or one-half of the participant's vested balance.

       (i)    Forfeited Accounts
              ------------------

              Employer contributions were eligible to be reduced by forfeited nonvested accounts totaling approximately $2,339,000 in 1996 and $3,618,000 in 1995.

(2)    Significant Accounting Policies
       -------------------------------

       (a)    Basis of Presentation
              ---------------------

              The accompanying financial statements have been prepared on the accrual basis of accounting.

       (b)    Investment Valuation and Income Recognition
              -------------------------------------------

              The Plan's investments are stated at fair value except for the guaranteed principal and interest contracts included in the Stable Value Fund, which are stated at contract value (see note 2[c]). Purchases and sales of securities are recorded on a trade-date basis.

       (c)    Guaranteed Principal and Interest Contracts
              -------------------------------------------

              The Master Trust has guaranteed principal and interest contracts with Primco Capital Management (Primco), as discussed in note 6. These investments are part of the Stable Value Fund at December 31, 1996 and 1995. These contracts are included in the financial statements at contract value, as noted above, because they are fully benefit-responsive.

                                                                     (Continued)

                           RUBBERMAID RETIREMENT PLAN

                          Notes to Financial Statements


       (d)    Payment of Benefits
              --------------------

              Benefits are recorded when paid.

       (e)    Administrative Expenses
              -----------------------

              All normal costs and expenses of administering the Plan and Trust are paid by the Plan. Any cost resulting from a participant obtaining a loan may be borne by such participant or charged to the participant's individual account.

       (f)    Use of Estimates
              ----------------

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

(3)    Plan Termination
       ----------------

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts, and the Trustee shall distribute the assets in accordance with the terms of the Plan and the trust agreement.

 (4)   Tax Status
       ----------

       The Internal Revenue Service has determined and informed the Company by letter dated November 20, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in the Plan's financial statements. As indicated in note 7, the Plan was amended effective January 1, 1997. The plan administrator and the Plan's tax counsel do not believe that this amendment will have any negative impact on compliance with the applicable requirements of the IRC.

(5)    Plan Merger
       -----------

       As of March 31, 1995, and effective April 1, 1995, the Company merged the assets and liabilities of the Rubbermaid Incorporated Profit Sharing Plan and the Rubbermaid Incorporated Associates' Profit Sharing Retirement Plan into the Plan. A spin-off from the Plan also occurred on March 31, 1995, creating the Rubbermaid Retirement Plan for Collectively-Bargained Associates, which covers the collectively-bargained associates.

                                                                     (Continued)

                           RUBBERMAID RETIREMENT PLAN

                          Notes to Financial Statements

(6)    Master Trust Financial Information
       ----------------------------------

       As described in note 1(f), a portion of the assets of the Plan are invested in a Master Trust in which they are combined with the assets of another affiliated Company plan for investment purposes. The Master Trust fund assets at December 31, 1996 and 1995, are as follows:


                                         1996                   1995
                                -----------------------------------------------
                                               Plan's                 Plan's
                                             Percentage             Percentage
                                   Market    Interest     Market    Interest
                                   Value     (Rounded)    Value    (Rounded)
                               -----------   --------  ----------- ------------
Equity Index Fund             $ 31,823,616      0%      60,464,608     62%
Fixed Income Fund                3,863,162      0       12,731,294     75
Stable Value Fund              305,726,826     67      307,187,275     65
Stock Fund                       1,728,946      0        6,976,272     65
Loan Fund                        1,823,586      0        9,186,003     79
                                 ---------               ---------

Total investments held by
  the Master Trust fund       $344,966,136     60%     396,545,452     65%
                              ============             ===========

       The Master Trust has investment contracts with Primco with respect to the Stable Value Fund. National City Bank maintains the contributions in a pooled account. The account is credited with actual earnings on the underlying investments and charged for Plan withdrawals and administration expenses charged by Primco. The contract is included in the financial statements at contract value, which approximates fair values. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. At December 31, 1996 and 1995, the fair value of the guaranteed principal and interest contracts of the Rubbermaid Retirement Plan was $108,163,199 and $112,092,708, respectively, and the corresponding contract value was $107,815,653 and $109,869,420, respectively. Both the average yield and the crediting interest rate were
       6.52 percent as of December 31, 1996 and were 7.00 percent as of December 31, 1995.

                                                                     (Continued)

                           RUBBERMAID RETIREMENT PLAN

                          Notes to Financial Statements


       A summary of Master Trust investment activity is as follows:



                                        Equity       Fixed          Stable
                                        Index        Income         Value         Stock          Loan
                                         Fund         Fund           Fund         Fund           Fund         Totals
                                     -----------    ----------    -----------    ---------     ---------    -----------
       Balance at
         December 31, 1995         $  60,464,608    12,731,294    307,187,275    6,976,272     9,186,003    396,545,452

       Employer contributions          2,152,332       728,503      6,543,273       50,680          -         9,474,788
       Participant contributions       1,560,590       489,600      3,854,925      109,071          -         6,014,186
       Net appreciation (depre-
         ciation) in fair value       12,657,478      (535,846)    (1,374,702)    (423,943)         -        10,322,987
       Dividends                            -          863,694     20,622,671      113,117       160,502     21,759,984
       Interest                           43,407        19,310         44,534        9,787       621,095        738,133
       Loan repayments                   665,517       155,117      3,853,543       10,800    (5,697,687)    (1,012,710)
       Benefit payments               (5,892,473)   (1,241,883)   (29,558,604)    (647,053)      804,857    (36,535,156)
       Loan disbursements             (1,019,990)     (308,299)    (2,933,604)     (82,747)    4,344,640           -
       Interfund                      11,822,225    (8,951,829)    (1,973,564)    (876,210)      (20,622)          -
       Transfers                     (50,442,896)         -              -      (3,509,156)   (7,600,314)   (61,552,366)
       Other                            (187,182)      (86,499)      (538,921)      (1,672)       25,112       (789,162)
                                     -----------  ------------  -------------  -----------    ----------  -------------

       Balance at
         December 31, 1996         $  31,823,616     3,863,162    305,726,826    1,728,946     1,823,586    344,966,136
                                      ==========   ===========    ===========    =========     =========    ===========

(7)    Subsequent Events
       -----------------

       On June 13, 1997, Rubbermaid Incorporated sold its Office Products Division to Newell Co. It is currently anticipated that Plan assets relating to associates of the Office Products Division will be transferred to Northern Trust Company during August 1997.

       Effective January 1, 1997, the Plan was amended to replace RONA (see note 1[b]) with Economic Value Added (EVA) as the determinant of the Company's variable contribution to the Plan.

                                                                      Schedule 1
                                                                      ----------


                           RUBBERMAID RETIREMENT PLAN

                                 EIN: 34-6028700
                                Plan Number: 001

          Line 27(a) - Schedule of Assets Held for Investment Purposes
                              (at end of Plan year)

                                December 31, 1996


  Column A         Column B                             Column C                     Column D         Column E
  --------         --------                             --------                     --------         --------
                 Identity of                   Description of Investment
               Issue, Borrower,              Including Maturity Date, Rate
                  Lessor, or                  of Interest, Collateral, Par,                           Current
                Similar Party                       or Maturity Value                   Cost           Value
              ------------------              -----------------------------             ----          -------
     *      Fidelity Institutional        U.S. Equity Index Fund                  $   51,171,266      53,449,132
            Retirement Services           Puritan Fund                                    71,110          70,897
            Company                       Magellan Fund                                  103,581         103,759
                                          Contrafund                                     106,292         104,393
                                          Small Cap Stock Fund                            35,869          37,015
                                          Diversified International Fund                  49,412          49,467
                                          Rubbermaid Stock Fund                        1,114,330       3,452,621
                                                                                     -----------     -----------
                                                                                  $   52,651,860      57,267,284
                                                                                      ==========      ==========


----------
* Party-in-interest

See accompanying independent auditors' report.

                                                                      Schedule 2
                                                                      ----------


                           RUBBERMAID RETIREMENT PLAN

                                 EIN: 34-6028700
                                Plan Number: 001

                Line 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1996


Category (i) - Single Transactions Involving an Amount in
Excess of Five Percent of the Current Value of the Plan Assets
--------------------------------------------------------------

   Column A              Column B                        Column C      Column D       Column G       Column H      Column I
   --------              --------                        --------      --------       --------       --------      --------
                                                                                                      Current
                                                                                                      Value of
   Identity                                                                                           Asset on     Net Gain
   of Party                                              Purchase       Selling        Cost of      Transaction       or
   Involved          Description of Assets               Price           Price          Asset           Date        (Loss)
   --------          ---------------------               -----           -----          -----           ----        ------
Fidelity
Institutional
Retirement
Services            U.S. Equity Index Fund          $    50,474,510         -         50,474,510       50,474,510      -
Company             Rubbermaid Stock Fund                 3,477,542         -          3,477,542        3,477,542      -

--------------------------------------------------------------------------------
       Columns E (Lease Rental) and F (Expense Incurred with Transaction) have been omitted because there is no information to report.


Category (iii) - Series Transactions, When Aggregated, Involving an Amount in Excess of Five Percent of the Current Value of the Plan Assets
--------------------------------------------------------------

                                                                                        Total       Total
   Identity                                             Number                         Dollar       Dollar        Net Gain
   of Party                                             of          Number of         Value of      Value of         or
   Involved             Description of Assets           Purchases     Sales           Purchases     Sales          (Loss)
   --------             ---------------------           ---------     -----           ---------     -----          ------

Fidelity
Institutional
Retirement
Services            U.S. Equity Index Fund                  11          -         $   51,202,119      -             -
Company             Rubbermaid Stock Fund                   11          -              3,504,741      -             -


There were no Category (ii) or (iv) transactions during the year ended December 31, 1996.

See accompanying independent auditors' report.